Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel
Listing Qualifications

February 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 8, 2021 The Nasdaq Stock Market (the "Exchange") received from VENUS ACQUISITION CORPORATION (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, one warrant and one right
Common Stock, par value $0.0001
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share
Rights to receive one-tenth (1/10) of one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,